July 21, 2016

Via EDGAR

Mr. Gus Rodriguez

Accounting Branch Chief / Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Bancolombia S.A.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 22, 2016
File No. 001-32535

Dear Mr. Rodriguez:

Set out below are the responses of Bancolombia S.A. (the “Bank”, “we”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated July 8, 2016, to Mr. Jaime Alberto Velásquez Botero, the Bank’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”). References to “COP” refer to the lawful currency of Colombia.

Form 20-F for Fiscal Year Ended December 31, 2015

6. Financial Instruments

6.9 Written-Off Loan Portfolio, F-23

1.	We note you have loans in the commercial, consumer and small business loan categories that are more than 360 days past due and that these types of loans are typically charged off when the length of delinquency is less than 360 days (180 days for consumer, 360 for commercial, and 180 for small business loans). Please tell us why these loans have not been charged off as of December 31, 2015 in accordance with your accounting policy.

Securities and Exchange Commission	-2-

R. The Bank respectfully informs the Staff that some loans have not been charged off because Bancolombia has a written-off loan policy that applies at a client level. Under this policy, the loans of a debtor client are evaluated in the aggregate, by category. When 70% of the aggregate outstanding balance of the debtor client’s loans in a particular category are delinquent longer than the relevant time period referred to in Note 6.9, regardless of the length of the delinquency of individual obligations, the Bank charges off the entire balance of the debtor’s loans in that category. As a result, some individual loans might be charged off before the 180- or 360-day delinquency period has run with respect to those loans, while others might not be charged off until some time has elapsed after the relevant 180- or 360-day delinquency period. In addition, in some cases the Bank’s Collection Department may recommend that a loan not be charged off at the 180- or 360-day mark because there continues to be a high probability of recovery based on the value of collateral or other factors.

2.	We note your written-off loan policy is 1,620 days for mortgage loans (and 720 days for Banistmo and Banco Agricola). Please tell us why this written-off loan period is significantly longer than the other loan types.

R. The Bank respectfully informs the Staff that the Bank’s written-off loan policy for mortgage loans in Colombia is significantly longer than the policy for other loan types because of the length of time required to repossess the collateral secured by the mortgage loan following a default. Once a mortgage loan is considered defaulted this process begins and generally takes 3.6 years to complete. Also, in most cases, there continues to be a high probability of recovery following default on a mortgage loan.

Note 30. First-time adoption of IFRS, page F-124

Potential Problem Loans, page 73

3.	Please include a reconciliation of your statement of changes in equity and a statement of cash flows between Colombian banking GAAP and IFRS as required by paragraphs 24 and 25 of IFRS 1, in future filings.

Securities and Exchange Commission	-3-

R. We respectfully inform the Staff that paragraph 23 of IFRS 1 requires entities to explain how the transition from pervious GAAP to IFRS affected, among other things, its reported financial position. We do not read paragraphs 23 through 25 of IFRS 1 as requiring a reconciliation of changes in shareholders’ equity under previous GAAP to changes in shareholders’ equity under IFRS.

Regarding cash flows, in response to the Staff’s comment, below we include a reconciliation table that provides the explanation of material first-time adoption adjustments from Colombian Banking GAAP to IFRS in the statement of cash flows for the year ended December 31, 2014. We do not believe that such a reconciliation should also be required in the Form 20-F that the Bank will fill for the year ending December 31, 2016 or subsequent filings.

Explanation of material adjustments to the statement of cash flows for 2014:

	For the year ended December 31, 2014
	Colombian banking GAAP	IFRS adjustments and reclassification	IFRS
	In millions of COP
Net income (loss)	1,878,721	551,064	2,429,785

Net cash provided by (used in) operating activities	(5,753,188)	(914,228)	(6,667,416)

Net cash provided by investing activities	57,243	876,869	934,112

Net cash (used in) provided by financing activities	1,606,641	23,436	1,630,077

Effect of exchange rate changes on cash and cash equivalents	2,122,787	1,246	2,124,033

Increase (Decrease) in cash and cash equivalents	(4,089,304)	(13,923)	(4,103,227)

Cash and cash equivalents at beginning of year	15,408,646	37,331	15,445,977
Cash and cash equivalents at end of year	13,442,129	24,654	13,466,783

Explanatory notes for adjustments and reclassifications of first-time adoption in the statement of cash flows:

Under Colombian Banking GAAP there are no special requirements or forms governing the presentation of the Bank’s statement of cash flows. The Bank elected to prepare its Colombian Banking GAAP statement of cash flows using the indirect method and by applying the presentation requirements but not the measurement and classification requirements of International Financial Reporting Standard No. 7, “Statement of Cash Flows”.

Securities and Exchange Commission	-4-

The transition from Colombian Banking GAAP to IFRS required a reclassification of cash flows related to purchases of properties to be placed under financial leases. Under Colombian Banking GAAP these purchases were classified as investment activities, whereas under IFRS they are classified as operating activities. Apart from this, there are no other material differences between the statements of cash flows presented in accordance with Colombian Banking GAAP and those presented under IFRS.

******

The Bank acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Bank acknowledges that the Staff’s comments or changes to the Bank’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Bank’s filings and that the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7500. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Jaime Alberto Velásquez Botero

Jaime Alberto Velásquez Botero
Chief Financial Officer

cc:	Joaquín Molina
(PricewaterhouseCoopers Ltda.)

Gabriel Jaime Lopez
(Deloitte & Touche Ltda)

Robert S. Risoleo
(Sullivan & Cromwell LLP)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 8, 2016

Via E-mail
Jaime Alberto Velasquez Botero
Chief Financial Officer
Bancolombia S.A.
Carrera 48 #26-85
Avenida Los Industriales
Medellin, Colombia

Dear Mr. Velasquez Botero:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Jaime Alberto Velasquez Botero
Bancolombia S.A.
July 8, 2016
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jaime Alberto Velasquez Botero
Bancolombia S.A.
July 8, 2016
Page 3

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions on the comments above.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services